SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 10-C

    REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET

              Filed pursuant to Section 13 or 15(d) of the
             Securities Exchange Act of 1934 and Rule 13a-17
                          or 15d-27 thereunder.

                     Penril DataComm Networks, Inc.
                        1300 Quince Orchard Blvd.
                         Gaithersburg, MD  20878
                              310/417-0552

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.   Title of security

               $.01 Par Value Common Stock

     2.   Number of shares outstanding before the change

               9,101,202

     3.   Number of shares outstanding after the change

               9,954,952

     4.   Effective date of change

               February 9, 1996

     5.   Method of change

               Issuance of additional shares through private placement and exercise of stock options.

               668,250 additional shares by private placement
               185,500 additional shares by exercise of stock options

II.       CHANGE IN NAME OF ISSUER

               NONE

Date:  February 14, 1996           \s\Richard D. Rose
                                   -------------------------
                                   Vice President and Chief
                                   Financial Officer